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                    CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.
                           RATIO OF EARNINGS TO FIXED CHARGES
                                   TWELVE MONTHS ENDED

                                 (Thousands of Dollars)




                                                JUNE            JUNE
                                                1995            1996

Earnings
  Net Income                                 $  735,178      $  692,370**
  Federal Income Tax                            321,990         385,750
  Federal Income Tax Deferred                   120,070          12,610
  Investment Tax Credits Deferred                (9,480)        (9,210)
    Total Earnings Before
     Federal Income Tax                       1,167,758       1,081,520
  Fixed Charges*                                339,397         348,096

    Total Earnings Before Federal
     Income Tax and Fixed Charges            $1,507,155      $1,429,616




*Fixed Charges


Interest on Long-Term Debt                   $  284,235      $  291,069
Amortization of Debt Discount,
  Premium and Expenses                           11,539          14,282
Interest Component of Rentals                    18,688          19,706
Other Interest                                   24,935          23,039

  Total Fixed Charges                        $  339,397      $  348,096


Ratio of Earnings to Fixed Charges                 4.44            4.11



** Reflects increased depreciation expense resulting from preferred stock refunding.
   See "Liquidity and Capital Resources" in Management's Discussion and Analysis
   appearing in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996.







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